SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Hudson City Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

443683107

(CUSIP Number)

December 31, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

[X]	Rule 13d-1(b)
[_]	Rule 13d-1(c)
[_]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 443683107	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary) Employee Stock Ownership Plan Trust of Hudson City Savings Bank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hudson City Bancorp, Inc. incorporated in Delaware Employee Stock Ownership Plan organized in New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	37,525,203
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	42,976,148
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,976,148
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.29% of 588,905,543 shares of Common Stock outstanding as of December 31, 2005.
12	TYPE OF REPORTING PERSON* EP
*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)
Name of Issuer:	Hudson City Bancorp, Inc. (“Company”)
Item 1(b)
Address of Issuer’s Principal Executive Office:	West 80 Century Road Paramus, New Jersey 07652
Item 2(a)
Name of Person Filing:	Employee Stock Ownership Plan Trust of Hudson City Savings Bank Trustee: GreatBanc Trust Company
Item 2(b)
Address of Principal Business Office:	Trustee: 1301 West 22nd Street Suite 800 Oak Brook, IL 60523 ESOP: West 80 Century Road Paramus, New Jersey 07652
Item 2(c)
Citizenship:	U.S.A.
Item 2(d)
Title of Class of Securities:	Common Stock, par value $.01 per share (“Common Stock”)
Item 2(e)
CUSIP Number:	443683107
Item 3
The person filing is an:	(f) [X] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)

Item 4

Ownership

The following information with respect to the Plan’s ownership of Common Stock of the Company is provided as of December 31, 2005. None of the shares set forth below, however, constitute shares the beneficial ownership of which the Plan had the right to acquire within 60 days following such date.

(a)   Amount Beneficially Owned
(b)  Percent of Class
(c)   Number of shares as to which such person has:
               (i)   sole power to vote or to direct the vote
               (ii)  shared power to vote or to direct the vote
               (iii) sole power to dispose or to direct disposition of
               (iv) shared power to dispose or to direct disposition of

42,976,148 7.29% 0 37,525,203 0 42,976,148

The reporting person is an employee stock ownership plan (the “ESOP Plan”) under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) with individual accounts for the accrued benefits of participating employees and their beneficiaries. The ESOP Committee administers the ESOP Plan and its assets are held in trust by a trustee (“Plan Trustee”). The number of shares listed as beneficially owned represents the entire number of shares of Common Stock held by GreatBanc Trust Company as Plan Trustee, as of December 31, 2005. As of December 31, 2005, 5,450,945 of such shares of Common Stock had been allocated to individual accounts established for participating employees and their beneficiaries, and 37,525,203 of such shares were held, unallocated, for allocation in future years. In general, participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts. Such allocated shares are, therefore, not included as shares over which the reporting person has sole or shared voting power. The reporting person, through the Plan Trustee, has shared voting power over unallocated Common Stock. Any unallocated Common Stock is generally required to be voted by the Plan Trustee in the same proportion as Common Stock which has been allocated to Participants is directed to be voted. The reporting person, through the Plan Trustee, has shared dispositive power over all unallocated Common Stock held by the reporting person. The reporting person, acting through the Plan Trustee, shares dispositive power over allocated Common Stock with participating employees and their beneficiaries, who have the right to determine whether Common Stock allocated to their respective accounts will be tendered in response to a tender offer but otherwise have no dispositive power. Any unallocated Common Stock is generally required to be tendered by the Plan Trustee in a tender offer in the same proportion as Common Stock which has been allocated to Participants is directed to be tendered. In limited circumstances, ERISA may confer upon the Plan Trustee the power and duty to control the voting and tendering of Common Stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights. The reporting person disclaims voting power with respect to such allocated Common Stock. These shares have also been reported on the Schedule 13G filed by The Compensation Committee of Hudson City Bancorp, Inc. on February 14, 2006.

Item 5

N/A

Item 6

Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts. Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are, at the direction of the Company, either (i) credited to the respective individual accounts, (ii) distributed to the participating employees and their beneficiaries; (iii) distributed to such person within 90 days of the close of the Plan Year in which such dividends were paid; or (iv) used to pay principal and interest on outstanding indebtedness incurred by the reporting person to acquire Common Stock. The allocation to each account is calculated by multiplying the aggregate amount of such dividends by a fraction, the numerator of which is the balance credited to the account and the denominator of which is the aggregate balances credited to all accounts, all as of the last day of the quarter immediately preceding the quarter in which the dividends are received.

Item 7

N/A

Item 8

N/A

Item 9

N/A

Item 10

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006

(Date)

EMPLOYEE STOCK OWNERSHIP PLAN OF HUDSON CITY SAVINGS BANK

By: GreatBanc Trust Company

By: /s/ Patrick J. De Craene
Patrick J. De Craene
Vice President